Exhibit 1.01
Alamo Group Inc.
Conflict Minerals Report
For The Year Ended December 31, 2020

This is the Conflict Minerals Report (the “Report”) of Alamo Group Inc. (herein referred to as “ALG,” the “Company,” “we,” “us,” or “our”) for calendar year 2020 (the “Reporting Period”) in accordance with Rule 13p-1 (the "Rule") and Form SD (“Form SD”) under the Securities Exchange Act of 1934 (the "1934 Act"). Please refer to the Rule, Form SD and the 1934 Act for definitions to the terms used in this Report, unless otherwise defined herein.

The Report presented herein is not audited as such an audit is not required under the Rule. In accordance with the Rule, this Report is available on our website at www.alamo-group.com under “Our Commitment.”

The Rule and Form SD require the disclosure of certain information if a company manufactures or contracts to manufacture products for which certain “Conflict Minerals” (as defined below) are present in the products and reasonably necessary to the functionality of such products. To the extent that Conflict Minerals are necessary to the functionality or production of products that ALG manufactures or contracts to manufacture, we are required to conduct reasonable country of origin inquiry (“RCOI”) supply chain diligence to determine whether the Conflict Minerals originated in mines controlled by armed groups in the “Covered Countries” (as defined below).

“Conflict Minerals” are defined as cassiterite, columbite-tantalite (coltan), gold, wolframite and three specified derivatives: tin; tantalum; and tungsten. “Covered Countries” are defined as the Democratic Republic of the Congo and the following adjoining countries: (1) Angola; (2) Burundi; (3) Central African Republic; (4) Rwanda; (5) South Sudan; (6) Tanzania; (7) Uganda; and (8) Zambia.

Company Overview

This Report has been prepared by the management of Alamo Group Inc. The information includes the activities of all majority-owned subsidiaries and variable interest entities that are required to be consolidated and included is this Report.

The Company is a global leader in the design and manufacture of high quality agricultural equipment and infrastructure maintenance equipment for governmental and industrial use. The Company’s products include tractor-mounted mowing and other vegetation maintenance equipment, street sweepers, excavators, forestry and tree maintenance equipment, vacuum trucks, snow removal equipment, pothole patchers, zero turn radius mowers, agricultural implements and related aftermarket parts and services.

Products

We reviewed the product offerings of each ALG operating company to determine whether or not any of the finished products sold by the Company incorporated components that might contain elements of Conflict Minerals. After this review, which involved both procurement and engineering personnel, we determined that truck chassis, agricultural tractors, cabs, bearings, power transmission parts, hydraulic system components, carbide runners used on snow plows and sweeper heads, grey iron castings, electronics and electrical parts were the purchased products that we assemble into our finished products most likely to contain one or more Conflict Minerals, or some alloy or compound derived therefrom. Many of the products manufactured by ALG include one or more of these purchased products as an integral part of its assembly.

Due Diligence

Design of Due Diligence

Our due diligence measures have been designed to conform with the framework in The Organisation for Economic Co-Operation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-

Affected and High-Risk Areas, an internationally recognized due diligence framework.

Management Systems

We have adopted a Conflict Minerals Policy which is posted on our website at www.alamo-group.com under “Our Commitment.” This policy will be reviewed and updated as needed.

We have established a management system for Conflict Minerals. Our management system includes a task force led by our Executive Vice President and Chief Financial Officer and a team of subject matter experts from relevant functions, such as purchasing, manufacturing, and quality assurance. Senior management is briefed about the results of our due diligence efforts on a regular basis.

We have also adopted a policy to retain relevant documentation, including in respect of matters relating to Conflict Minerals.

Identification and Assessment of Risk in the Supply Chain

ALG is several levels removed from the actual mining of minerals used to produce the materials included in the components we purchase from third parties. ALG does not directly purchase Conflict Minerals in the Covered Countries. We rely on our direct suppliers to provide information on the origin of Conflict Minerals contained in components and materials supplied to us, including sources of Conflict Minerals that are supplied to them from other suppliers. With our Conflict Minerals Policy, we have established an expectation of our suppliers that they source minerals from socially responsible suppliers. We have continued our efforts to increase our supply chain transparency and identify risks within our supply chain.

ALG expects its suppliers to source minerals from socially responsible suppliers, and to comply with the Rule. Our suppliers shall determine the source of specified minerals from their supply chains. Suppliers who do not comply with these expectations may be reviewed by our purchasing departments for future business.

Because of our size, the complexity of our products, and the depth, breadth, and constant evolution of our supply chain, it is difficult to identify actors upstream from our direct suppliers. We rely on our direct suppliers to provide us with information about the source of Conflict Minerals contained in the components supplied to us. Our direct suppliers are similarly reliant upon information provided by their direct suppliers. Since our database of suppliers is so large, it is not practicable to conduct a survey of all our suppliers and we believe a reasonable approach is to focus our due diligence efforts on suppliers which sell us certain categories of products which are more likely to contain Conflict Minerals, regardless of volume. For the Reporting Period, we sent inquiries to direct suppliers based upon a risk assessment of the likelihood the products they sell to us may contain Conflict Minerals and asked each selected supplier to complete a due diligence survey. To identify smelters used by suppliers of products and components containing Conflict Minerals, we sent the Template (as defined below) to identified suppliers and asked them to complete the Template and return it to us. An escalation process was initiated with contacted suppliers who were not responsive to our requests or who provided responses which were unclear.

Our due diligence measures included:
•Conducting a supply-chain survey with those suppliers described above of materials possibly containing Conflict Minerals using the Conflict Minerals Reporting Template (“Template”) developed by the Electronic Industry Citizenship Coalition and Global e-Sustainability ("EICC”) to identify whether or not the products they supply to ALG contain Conflict Minerals, and if so, whether or not the supplier can represent such products to be “conflict free.”
•Analyzing received supplier survey representations about their products and the origins of such products.

The Template was developed to facilitate disclosure and communication of information regarding smelters that provide material to a company’s supply chain. It includes questions regarding a company’s conflict-free policy, engagement with its direct suppliers, and a listing of the smelters the company and its suppliers use. In addition, the Template contains questions about the origin of Conflict Minerals included in their products, as well as supplier due diligence. Written instructions and recorded training illustrating the use of the Template is available on EICC’s website. The Template is being used by many companies in their due diligence processes related to Conflict Minerals.

Due Diligence Results

We continued to narrow the scope of due diligence inquiries, excluding certain suppliers whose products are not likely to contain Conflict Minerals based upon the suppliers’ prior year declarations, our limited knowledge of their products, and responses that we received from suppliers of similar products. In total, we sent out 67 inquiries for the Reporting Period. We received 70 responses to our inquiries which included completed Conflict Minerals Reporting Templates (“CMRTs”). The number of CMRTs received exceeded the number of inquiries as some of our suppliers are distributors who provided responses for more than one manufacturer. These additional responses more than offset 16 inquiries for which we received either no useful response or no response at all. Of the CMRTs we received:

–10 templates indicated no Conflict Minerals present in the products sold to us,
–34 templates indicated the presence of Conflict Minerals but did not identify all relevant smelters due to a less than 100% response rate from the responder’s relevant suppliers or responses from their relevant suppliers that were similarly inconclusive.
–26 templates indicated both the presence of Conflict Minerals and identified all relevant smelters based upon a 100% response rate from their responder’s relevant suppliers.

Similar to the prior year compliance effort, the effectiveness of our 2020 due diligence was limited by varying degrees of supplier cooperation and the following recurring challenges encountered while obtaining and analyzing the information we requested:

1)Many of our suppliers are not subject to the Rule. While many such suppliers choose to participate in the RCOI process to support customers who are subject to the Rule, many more so far have chosen not to do so. The latter group includes many small private companies which may lack the inclination, resources or sophistication to commit to a good faith RCOI process. This group also includes large, sophisticated private and foreign-owned manufacturers who are also not subject to the Rule.

2)Almost all of our direct suppliers are many levels removed in the supply chain from the mining and smelting of the Conflict Minerals. Many of our suppliers are similar to us in that they are waiting on their direct suppliers to provide them with definitive declarations, and their direct suppliers are awaiting definitive declarations from their direct suppliers, and so on.

3)Many of the components we purchase for use in our products need only conform to a fit and function specification. Because we do not engineer the design of such components, we are often not sure of their metallurgical properties. Accordingly, it was necessary for us to make inquiries of many suppliers simply because we were not sure whether or not the components they sold to us contained one of the Conflict Minerals.

4)Most supplier declarations we received have been at a company or division scope. Unless a supplier can provide a declaration that either (a) all of the products they sell are or are not conflict free or (b) the specific products they sell to specific customers are or are not conflict free, then the declarations they make to their customers provide no useful information for their customers to make their own declarations. In our due diligence, we received a few declarations indicating that somewhere in our supplier’s supply chain, a smelter reported sourcing Conflict Minerals from a Covered Country; however, since the suppliers in question sell thousands of different products to thousands of different customers and provided a “company” level declaration, we often have no means of determining whether or not the products we buy from them contain such Conflict Minerals.

5)Many declarations indicating the presence of the Conflict Minerals do not include a smelter listing, and when a smelter listing is provided, it often contains duplications and is missing data. Many of the smelter listings we received were hundreds and sometimes thousands of lines in length. It appears that several smelter listings we received may have been copied and pasted from the smelter listings our suppliers received from their suppliers, which contained many duplications and missing data. Some of the declarations we received indicated that somewhere in the supply chain, materials were purchased from a smelter which reported sourcing Conflict Minerals from a Covered Country, but most such declarations did not give any further information with respect to the identity or conflict free status of the supplier or the smelter in question.

6)Many of our suppliers are parts distributors who source a wide variety of parts from many suppliers and sell those products to thousands of different customers. Some of these distributors are subject to the Rule and conduct a good faith RCOI process despite the costs of compliance; however, some large distributors who are not subject to the Rule have stated that the Rule does not apply to them and offer little to no assistance obtaining declarations from the manufacturers of the parts they sell.

7)We are required by the Rule to send inquiries to suppliers with whom we make infrequent purchases of immaterial value to both seller and buyer. To the extent that such suppliers are not subject to the Rule, the response rate to our inquiries of such suppliers has been very low.

Steps to Mitigate Risk

We intend to continue conducting due diligence in an effort to mitigate the risk that any Conflict Minerals in our products could benefit armed groups in a Covered Country.

These steps include:

•Continued review of the quality of information received from the suppliers that we survey;
•Continued refinement of the scope of the suppliers surveyed so that we can focus our efforts on those suppliers representing the greatest risk; and
•Continuing to make our employees and direct suppliers aware of our reporting obligations imposed by Form SD and the Rule regarding Conflict Minerals.